Exhibit 99.1

UNDERWRITING AGREEMENT

July 29, 2015

Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, British Columbia

V6J 4S7

Attention:	Dr. William Hunter

President and Chief Executive Officer

Dear Dr. Hunter:

Cormark Securities Inc. (“Cormark”), acting as sole bookrunner and co-lead underwriter, and Canaccord Genuity Corp., acting as co-lead underwriter (together with Cormark, the “Lead Underwriters”), Brean Capital, LLC (“Brean”) and Laurentian Bank Securities Inc., (together with the Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, offer to purchase from Cardiome Pharma Corp. (the “Corporation”) in the respective percentages set forth in Section 22 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 2,500,000 common shares of the Corporation (the “Firm Shares”) on an underwritten basis at a price of $8.00 per Firm Share (the “Offering Price”) for an aggregate purchase price of $20,000,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 375,000 common shares of the Corporation (the “Additional Shares”) at a price of $8.00 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”. Brean will not, directly or indirectly, solicit offers to purchase or sell Offered Shares in Canada.

The Corporation has filed under and as required by Canadian Securities Laws (as hereinafter defined) a preliminary short form prospectus with each of the Canadian Securities Commissions (as hereinafter defined) relating to the distribution of the Offered Shares (such short form prospectus, including the Documents Incorporated by Reference (as hereinafter defined), the “Initial Canadian Preliminary Prospectus”) and has obtained a Dual Prospectus Receipt (as hereinafter defined) therefor. In addition, the Corporation has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-205905) registering the distribution of the Offered Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder, including the Initial Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Initial Registration Statement”).

The Corporation shall, not later than 2:00 p.m. (Vancouver time) on July 29, 2015 and on a basis acceptable to the Underwriters, acting reasonably, prepare and file under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions an amended and restated Initial Canadian Preliminary Prospectus (such short form prospectus, including the Documents Incorporated by Reference, the “Amended and Restated Canadian Preliminary Prospectus”) and all other required documents and obtain a Dual Prospectus Receipt therefor no later than 12:00 p.m. (Vancouver time) on July 30, 2015. The Corporation shall also, immediately after the filing of the Amended and Restated Canadian Preliminary Prospectus and on a basis acceptable to the Underwriters, acting reasonably, prepare and file with the SEC a pre-effective amendment to the Initial Registration Statement, including the Amended and Restated Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 1 to the Registration Statement”).

The Corporation shall prepare and file forthwith after clearance for the Offering has been obtained from the Financial Industry Regulatory Authority, Inc. (“FINRA”) and any comments with respect to the Amended and Restated Canadian Preliminary Prospectus have been received from, and have been resolved with, the Commission (as hereinafter defined), and on a basis acceptable to the Underwriters, acting reasonably, and on the terms set out below, under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions a (final) short form prospectus (such short form prospectus, including the Documents Incorporated by Reference, the “Canadian Final Prospectus”) and all other required documents, including any document incorporated by reference therein that has not previously been filed, in order to qualify for distribution to the public the Offered Shares in each of the provinces of Canada other than the Province of Quebec (the “Qualifying Jurisdictions”) through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters and obtain a Dual Prospectus Receipt therefor no later than August 6, 2015. The Corporation shall also, immediately after the filing of the Canadian Final Prospectus and on a basis acceptable to the Underwriters, acting reasonably, file with the SEC a pre-effective amendment to the Initial Registration Statement, including the Canadian Final Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Amendment No. 2 to the Registration Statement”) and cause the Amendment No. 2 to the Registration Statement to become effective under the U.S. Securities Act unless it becomes effective automatically upon filing (the Initial Registration Statement, as amended at the time it becomes effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Registration Statement”).

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Initial Registration Statement.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Shares in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of FINRA.

In consideration of the agreement on the part of the Underwriters to purchase the Offered Shares and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation agrees to pay to Cormark on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5% of the aggregate gross proceeds of the Offering, other than certain purchasers as agreed to between Cormark and the Corporation in respect of which the cash fee will equal 3% of the gross proceeds of the Offering relating thereto (collectively, the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee. This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Canada Business Corporations Act;

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“Amended and Restated Canadian Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“Amendment No. 1 to the Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Amendment No. 2 to the Registration Statement” has the meaning given to it in the fifth paragraph of this Agreement;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and New York, New York;

“Canadian Final Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” means the Initial Canadian Preliminary Prospectus, including the Documents Incorporated by Reference and, subsequent to the filing of the Amended and Restated Canadian Preliminary Prospectus, references to the “Canadian Preliminary Prospectus” shall mean the Initial Canadian Preliminary Prospectus, as amended by the Amended and Restated Canadian Preliminary Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Amendment” means any amendment to the Canadian Preliminary Prospectus or the Canadian Final Prospectus, including the Documents Incorporated by Reference;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Cardiome Pharma Corp.;

“Defaulting Underwriter” has the meaning given to it in Section 22(2);

“Disclosure Record” means the Corporation’s prospectuses, registration statements, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Corporation under Applicable Securities Laws which have been publicly filed or otherwise publicly disseminated by the Corporation;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Dual Prospectus Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions and evidence of the receipt of the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, as the case may be;

“Effective Time” means the time the Registration Statement is declared or becomes effective;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus;

“EMA” means the European Medicines Agency;

“Evaluation Date” has the meaning given to it in Section 7(47);

“FDA” means the United States Food and Drug Administration;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Form F-X” has the meaning given to it in the sixth paragraph of this Agreement;

“Governmental Authority” means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Governmental Licenses” has the meaning given to it in Section 7(46);

“Hazardous Substances” has the meaning given to it in Section 7(39);

“Health Canada” means the Canadian Federal department called Health Canada, or any successor entity;

“Historical Financial Statements” means, collectively, the (i) audited consolidated financial statements of the Corporation included in the Offering Documents as at and for the year ended December 31, 2014 (which financial statements include comparative financial information for the 2013 financial year), together with the report of KPMG LLP on those financial statements, and including the notes with respect to those financial statements; and (ii) the unaudited consolidated interim financial statements of the Corporation included in the Offering Documents as at and for the three and six months ended June 30, 2015 (which financial statements include comparative financial information for the comparable periods in 2014), and including the notes with respect to those financial statements;

“Indemnified Party” has the meaning given to it in Section 9(1);

“Initial Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Initial Registration Statement” has the meaning given to it in the third paragraph of this Agreement;

“Intellectual Property” shall mean all of the following which is currently owned by, issued to or licensed to the Corporation and/or any Subsidiary, or other rights of the Corporation and/or any Subsidiary to use the following: (i) patent rights, issued patents, patent applications, patent disclosures, and registrations, inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable under patent or similar laws anywhere in the world; (ii) copyrights (including performance rights) to any original works of art or authorship, including source code and graphics, which are fixed in any medium of expression, including copyright registrations and applications therefor, anywhere in the world, whether or not registered or registrable; (iii) any and all common law or registered trade-mark rights, trade names, business names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, goodwill, domain names and any registrations and applications therefor, anywhere in the world, whether or not registered or registrable; (iv) know-how, show-how, confidential information, trade secrets; (v) any and all industrial design rights, industrial designs, design patents, industrial design or design patent registrations and applications therefor, anywhere in the world, whether or not registered or registrable; (vi) any and all integrated circuits topography rights, integrated circuit topographies and integrated circuit topography applications, anywhere in the world, whether or not registered or registrable, (vii) any reissues, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing; (viii) any other industrial, proprietary or intellectual property rights, anywhere in the world; and (ix) Technology; provided that any rights in any intellectual property currently or formerly owned by, issued to or licensed to the Corporation and/or any Subsidiary, but which is not material to the conduct of the business of the Corporation and the Subsidiaries (taken as a whole), including any applications and registrations therefor, shall not form part of the Intellectual Property;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“ITA” means the Income Tax Act (Canada), as amended;

“Lead Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Marketing Documents” means the marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, fact, circumstance, development, occurrence or state of affairs that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Corporation and any of the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business;

“material change” means a material change in or relating to the Corporation for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Corporation and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management who believe that confirmation of the decision by the board of directors of the Corporation is probable;

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation;

“Material Subsidiaries” means Cardiome International AG, Cardiome UK Limited, Correvio LLC, Correvio International Sàrl and Correvio (UK) Ltd., and “Material Subsidiary” means any one of them;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NASDAQ” means the means National Association of Securities Dealers Automated Quotations;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“OFAC” has the meaning given to it in Section 7(50);

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” has the meaning given to it in the fifth paragraph of this Agreement;

“Registration Statement” has the meaning given to it in the fifth paragraph of this Agreement;

“SEC” has the meaning given to it in the third paragraph of this Agreement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to it in Section 2(1);

“SOX” has the meaning given to it in Section 7(47);

“SR&ED” has the meaning given to it in Section 7(15);

“Subsidiary” has the meaning ascribed thereto in the Applicable Securities Laws of the Province of British Columbia and includes the Material Subsidiaries, and “Subsidiaries” means all of them;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Technology” shall mean any and all Software, data, databases, training programs, hardware, websites (including URL’s), website content, storyboards, user interfaces, algorithms, architecture, structure, display screens, layouts, development tools, instructions, templates, tooling, systems, servers, switches, routers, printers, peripheral equipment, cabling, networks, telecommunications, circuits, mask works, chips, flowcharts, spreadsheets, formulae, equipment, drawings and manuals, programmers notes, processes, methods, analysis, lab journals, notebooks, blue prints, schematics, research and development, reports, technical and functional information, specifications, manufacturing and engineering information, and other technology;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TMX Group” has the meaning given to it in Section 26;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning given to it in the eighth paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 17;

“U.S. Amended Prospectus” means a prospectus included in any U.S. Registration Statement Amendment;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus” means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement at the time it becomes effective, including the Documents Incorporated by Reference;

“U.S. GAAP” has the meaning given to it in Section 7(8)(a);

“U.S. Offering Documents” means the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any U.S. Amended Prospectus;

“U.S. Preliminary Prospectus” means the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;

“U.S. Registration Statement Amendment” means any amendment to Amendment No. 1 to the Registration statement (other than Amendment No. 2 to the Registration Statement) and any post-effective amendment to the Registration Statement filed with the SEC during the distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the third paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of the United States, unless otherwise specified.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” –	List of Material Subsidiaries

Schedule “B” –	Matters to be Addressed in the Corporation’s Canadian Counsel Opinion

Schedule “C” –	Form of Opinion to be Provided by Corporation’s U.S. Counsel

Schedule “D” –	Form of Lock-Up Agreement

Section 2 Distribution of the Offered Shares

(1)

Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)

For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction where a Dual Prospectus Receipt shall have been obtained following the filing of the Canadian Final Prospectus, unless otherwise notified in writing by the Corporation.

(3)

The Lead Underwriters shall promptly notify the Corporation when, in their opinion, the Distribution of the Offered Shares has ceased and will provide to the Corporation, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)

The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(5)

Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

(6)

The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

(7)	Brean hereby covenants and agrees with the Corporation that:

(a)

it will not sell or offer to sell, nor allow any agent or selling group member acting on behalf of Brean in connection with the Offering to sell or offer to sell, any of the Offered Shares to any person resident in Canada;

(b)

concurrent with the closing of the Offering, Brean will deliver to the Lead Underwriters, on behalf of the other Underwriters, an “all-sold” certificate confirming that neither Brean nor any of the agents or selling group members acting on Brean’s behalf in connection with the Offering, has offered or sold any of the Offered Shares to any person resident in Canada; and

(c)

it shall include a statement in the confirmation slip or other notice provided to the Purchaser of the Offered Shares sold by it that it is Brean’s understanding that the Purchaser is not a resident of Canada nor is the Purchaser holding such Offered Shares on behalf of or for the benefit of a person resident in Canada.

Section 3 Preparation of Prospectus; Marketing Materials; Due Diligence

(1)

During the period of the Distribution of the Offered Shares, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Offering Documents and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Canadian Prospectus Amendment, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)

subject to Section 7(55), the Corporation shall prepare, in consultation with the Lead Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)

the Lead Underwriters shall, on behalf of the Underwriters, approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)

the Corporation shall file a template version of any such marketing materials on SEDAR as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Lead Underwriters and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)

following the approvals and filings set forth in Sections 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)

The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4 Material Changes

(1)

During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)

any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b)

any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)

any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d)

the occurrence of any event as a result of which (i) the Initial Registration Statement, the Amendment No. 1 to the Registration Statement, the Amendment No. 2 to the Registration Statement, the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Final Prospectus, any U.S. Amended Prospectus or any Issuer Free Writing Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)

The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)

The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplemental Material or other document without first providing the Underwriters with a copy of such Supplemental Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)

If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall subject to the proviso in clause (2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)

The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5 Deliveries to the Underwriters

(1)	The Corporation shall deliver or cause to be delivered to the Underwriters, forthwith:

(a)

copies of the Initial Canadian Preliminary Prospectus, the Amended and Restated Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)

copies of the Initial Registration Statement, the Amendment No. 1 to the Initial Registration Statement and the Amendment No. 2 to the Initial Registration Statement, in each case signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to any such registration statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)

any U.S. Registration Statement Amendment required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1) if the documents are available on SEDAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)

The Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Preliminary Prospectus, Canadian Final Prospectus and any Marketing Documents and the U.S. Preliminary Prospectus and U.S. Final Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event, (i) in Toronto and New York not later than 12:00 noon E.S.T. on July 30, 2015, and in all other cities by 12:00 noon local time, on the next Business Day, with respect to the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus, and (ii) in Toronto and New York with respect to the Canadian Final Prospectus, the U.S. Final Prospectus, any Marketing Documents, any Canadian Prospectus Amendment and any U.S. Amended Prospectus by 12:00 noon E.S.T. on the Business Day following the delivery by the Commission of the Dual Prospectus Receipt for the Canadian Final Prospectus or Canadian Prospectus Amendment, as the case may be, and in all other cities by 12:00 noon local time, on the next Business Day, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)

By the act of having delivered the Offering Documents to the Underwriters, the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4)

The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the filing of the Canadian Final Prospectus with the Commission, a “long form” comfort letter of KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus.

Section 6 Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 7 Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Corporation contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

(1)

the Corporation: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a corporation in good standing under the laws of Canada, and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof; and (ii) where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts any business unless, in each case, the failure to so qualify in any such jurisdiction would not have a Material Adverse Effect;

(2)

other than the Material Subsidiaries, the Corporation has no material Subsidiaries and no investment in any person which in either case is or could be material to the business and affairs of the Corporation. The Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of or other voting securities in each Subsidiary (except as otherwise described in the Offering Documents), in each case (except as disclosed in the Offering Documents) free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Subsidiary of any of the shares or other securities of any Subsidiary;

(3)

each Subsidiary: (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a corporation or limited liability company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof; and (ii) where required, has been duly qualified as an extra-provincial or foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business unless, in each case, the failure to so qualify would not have a Material Adverse Effect, and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document;

(4)

the Corporation and each Subsidiary (i) have each conducted and have each been conducting their business in compliance with all Applicable Laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non-compliance, nor knows of any facts that could give rise to a notice of non- compliance with any such Applicable Laws, (ii) are not in breach or violation of any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Corporation or any Subsidiary, as applicable, and (iii) hold all, and are not in breach of any, Governmental Licences required to carry on its business as now conducted except, in the case of clauses (i) and (iii), as would not necessarily be expected to have a Material Adverse Effect;

(5)

none of the Corporation nor any Subsidiary has been served with or otherwise received notice of any legal proceeding, action, suit or inquiry or governmental proceedings and there are no legal proceedings, actions, suits, or inquiries or governmental proceedings (whether or not purportedly on behalf of the Corporation) pending to which the Corporation or any Subsidiary is a party or of which any property or assets of the Corporation or any Subsidiary is the subject which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the consummation by the Corporation of the transactions contemplated by this Agreement, and, to the knowledge of the Corporation, no such proceedings, actions, suits or inquiries have been threatened or contemplated by any Governmental Authority or any other persons;

(6)

the Corporation owns no real property; and any real property or building held under lease by the Corporation or any Subsidiary is held by it under valid and subsisting leases enforceable against the respective lessors thereof with the exclusive right to occupy and use such premises, subject to such exceptions as are not material, individually or in the aggregate, to the Corporation;

(7)

the Corporation or a Subsidiary is the absolute beneficial owner, and has good and valid title to or a valid and enforceable leasehold interest in or license to, and full use of, all of the material property or assets thereof (other than Intellectual Property, with respect to which the representation and warranties in Sections 7(16) to (22) apply) as described in the Offering Documents, free and clear of all liens, encumbrances and defects of title except such as are disclosed in the Offering Documents or such as would not reasonably be expected to have a Material Adverse Effect; and (i) no other material property or assets (other than Intellectual Property) are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted; (ii) the Corporation has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit such property or assets; and (iii) neither the Corporation nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(8)	the Historical Financial Statements:

(a)

have been prepared in accordance with Applicable Securities Laws and United States generally accepted accounting principles (“U.S. GAAP”), applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein;

(b)

present fairly, in all material respects, the financial position and condition of the Corporation and the Subsidiaries on a consolidated basis as at the respective dates thereof and the results of its operations and the changes in its shareholder’s equity and cash flows for the periods then ended, and do not contain a misrepresentation; and

(c)

have been audited (in the case of the annual financial statements comprising the Historical Financial Statements) or have been reviewed (in the case of the interim financial statements comprising the Historical Financial Statements) by independent public accountants within the meaning of Applicable Securities Laws and the rules of the Canadian Institute of Chartered Accountants;

(9)

there has not been any reportable disagreement or event (within the meaning of NI 51-102) with the current auditors or, to the knowledge of the Corporation, any former auditors of the Corporation during the past five financial years;

(10)

except as disclosed in the Offering Documents, the Corporation has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to the Corporation and the Subsidiaries is made known to management by others, particularly during the period in which the financial statements are being prepared; (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP; and (iii) evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of the end of each fiscal year covered by the Historical Financial Statements and has disclosed in the amended management’s discussion and analysis of financial condition and results of operations the conclusions about the effectiveness of the disclosure controls and procedures as of the end of the periods covered by the Historical Financial Statements based on such evaluation;

(11)

there are no liabilities of the Corporation whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Historical Financial Statements, except for liabilities that would not reasonably be expected to have a Material Adverse Effect;

(12)	the audit committee’s responsibilities and composition comply with National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators;

(13)

except as disclosed in the Offering Documents, none of the directors, officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation and its Subsidiaries on a consolidated basis;

(14)

with such exceptions as are not material to the Corporation and its Subsidiaries, taken as a whole, (i) the Corporation and each Subsidiary has duly and on a timely basis filed all foreign, federal, state, provincial and municipal tax returns required to be filed by it, has paid all taxes due and payable by the Corporation and the Subsidiaries, respectively, and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any Governmental Authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; (ii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or by any Subsidiary; (iii) there are no actions, suits, proceedings, investigations or claims pending or, to the knowledge of the Corporation, threatened, against the Corporation or any Subsidiary in respect of taxes, governmental charges or assessments; and (iv) there are no matters under discussion with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority, other than matters that are immaterial to the Corporation and the Subsidiaries taken as a whole;

(15)

the Scientific Research and Experimental Development (“SR&ED”) credits set forth in the Historical Financial Statements and any other SR&ED credits otherwise applied for by the Corporation are based on underlying work, expenses and claims of the Corporation giving rise to such SR&ED credits which satisfies the requirements of the ITA in order for the Corporation to claim or have claimed such SR&ED credits, and the Corporation has no knowledge of any facts, circumstances or basis upon which the applicable taxing authority could reject, disallow, adversely reassess or deny the Corporation any such SR&ED credits;

(16)

(i) the Corporation and the Subsidiaries own, or have obtained enforceable licenses for, or other rights to use, the Intellectual Property including the Intellectual Property described in the Offering Documents; (ii) the Corporation has no knowledge that the Corporation lacks any rights or licenses to use all Intellectual Property necessary and material for the conduct of the business of the Corporation and the Subsidiaries, taken as a whole, as described in the Prospectus; (iii) no third parties have rights to any Intellectual Property that is owned by the Corporation and/or the Subsidiaries, except as disclosed in the Offering Documents, other than rights acquired pursuant to licenses granted by the Corporation or any Subsidiary in the ordinary course of business; (iv) all of the applied for or registered Intellectual Property that is owned by the Corporation and/or the Subsidiaries is in full force and effect and to the knowledge of the Corporation, the Corporation or Subsidiary that owns such Intellectual Property exercises, uses or enforces such Intellectual Property in a manner necessary to prevent the abandonment, opposition, re-examination, rejection, impeachment, cancellation, termination, lapsing, limitation, expungement or unenforceability of any of such applied for or registered Intellectual Property; (v) all applications, registrations, filings, renewals and payments necessary to preserve the rights in and to the applied for or registered Intellectual Property that is owned by the Corporation and/or the Subsidiaries have been duly filed, made, prosecuted, maintained, are in good standing or substantially reinstatable and are recorded in the name of the Corporation and/or one of the Subsidiaries, and neither the Corporation nor any of the Subsidiaries has received any notice (whether written, oral or otherwise) indicating that any application for registration of the Intellectual Property that is owned by the Corporation and/or the Subsidiaries has been finally rejected or denied by the applicable reviewing authority, except as would not, individually or in the aggregate, have a Material Adverse Effect; and (vi) to the knowledge of the Corporation, there is no pending or threatened action, suit, proceeding or claim by any other person challenging the validity or enforceability of any Intellectual Property, and the Corporation has no knowledge of any finding of unenforceability or invalidity of the Intellectual Property;

(17)

except as disclosed in the Offering Documents, (i) the Corporation and/or the Subsidiaries are the sole and exclusive legal and/or beneficial owners, as applicable, of, have good and marketable title to, and own all right, title and interest in all material Intellectual Property that is owned by the Corporation and/or the Subsidiaries, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, covenants, conditions, options to purchase and restrictions or other adverse claims of any kind or nature, and the Corporation has no knowledge of any claim of adverse ownership in respect thereof; (ii) except with respect to the security of MidCap Financial LLC as disclosed in the Offering Documents, no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Intellectual Property that is owned by the Corporation and/or the Subsidiaries; and (iii) none of the Intellectual Property that is owned by the Corporation and/or the Subsidiaries comprises an improvement to any Intellectual Property that would give any third person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property; except as would not, individually or in the aggregate, have a Material Adverse Effect;

(18)

to the knowledge of the Corporation, there is no pending or threatened, action, suit, proceeding or claim by others challenging the Corporation’s rights in or to any Intellectual Property, and the Corporation has no knowledge of any facts which form a reasonable basis for any such claim; neither the Corporation nor any of the Subsidiaries has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use any of the Intellectual Property;

(19)

(i) to the Corporation’s knowledge, the conduct of the business of the Corporation and the Subsidiaries (including, without limitation, the sale of their respective products and services, or the use or other exploitation of the Intellectual Property by the Corporation or the Subsidiaries) has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any third person; and (ii) to the knowledge of the Corporation, there is no pending or threatened action, suit, proceeding or claim by any other person that the Corporation or any Subsidiary infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Corporation’s or any Subsidiary’s products or services under development) any Intellectual Property owned by any other person, and the Corporation has no knowledge of any facts which form a reasonable basis for any such claim;

(20)

to the Corporation’s knowledge, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Corporation and/or any Subsidiary in or to any of the Intellectual Property;

(21)

to the extent that any of the Intellectual Property that is owned by the Corporation and/or the Subsidiaries is licensed or disclosed to any other person by the Corporation and/or the Subsidiaries, or any other person has authorized access to such Intellectual Property (including but not limited to any employee, officer, shareholder, consultant, systems- integrator or distributor of the Corporation or any of the Subsidiaries), the Corporation has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and none of the Corporation, any of the Subsidiaries or, to the knowledge of the Corporation, any other person, is in material default or material breach of its obligations thereunder;

(22)

all moral rights as defined under the Copyright Act (Canada) or any other applicable legislation or by operation of law in any applicable jurisdiction have been waived in writing in favour of the Corporation and/or one of the Subsidiaries and its successors or assignees with respect to the Intellectual Property that is owned by the Corporation and/or the Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(23)

the Corporation is a reporting issuer in each of the Qualifying Jurisdictions and is not in default under the Applicable Securities Laws of any of the Qualifying Jurisdictions and is not on the list of defaulting issuers maintained by any Securities Commission or the SEC;

(24)

the Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under the Applicable Securities Laws of each of the Qualifying Jurisdictions, the SEC and the policies, rules and regulations of the TSX and NASDAQ, as applicable, and, without limiting the generality of the foregoing, there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), results of operations or control of the Corporation and the Subsidiaries taken as a whole since December 31, 2014 which has not been set forth in the Offering Documents or otherwise publicly disclosed on a non-confidential basis, and the Corporation has not filed any confidential material change report which remains confidential as at the date hereof;

(25)	to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any Subsidiary;

(26)

the authorized and issued Common Shares of the Corporation as at June 30, 2015 is as disclosed in the Canadian Final Prospectus under the heading “Consolidated Capitalization” and all such issued Common Shares are validly issued and outstanding, and no person, firm or corporation has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option or privilege (whether pre-emptive or contractual), for the issue or allotment of any unissued shares in the capital of the Corporation or any Subsidiary or any other security convertible into or exchangeable for any such shares, or to require the Corporation or any Subsidiary to purchase, redeem or otherwise acquire any of the outstanding securities in the capital of the Corporation or any Subsidiary, except as disclosed in the Offering Documents;

(27)

the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Corporation and this Agreement has been duly executed and delivered by the Corporation and this Agreement constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, provided that enforcement hereof and thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable;

(28)

the execution and delivery of this Agreement, the fulfillment of the terms hereof by the Corporation and the issuance, sale and delivery of the Firm Shares and, if applicable, the Additional Shares to be issued and sold by the Corporation do not and will not:

(a)

require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, Canadian Securities Commission, the SEC or other third party, except such as have been obtained or such as may be required (and, other than the final listing approval of the TSX once the customary and standard listing conditions are satisfied, shall be obtained by the Corporation prior to the Closing Time) under Applicable Securities Laws or stock exchange regulations; or

(b)

result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of the articles, by laws or resolutions of the shareholders, directors or any committee of directors of the Corporation or any Subsidiary;

(ii)	any indenture, agreement or instrument to which the Corporation or any Subsidiary is a party or by which it or they are contractually bound; or

(iii)

any statute, rule, regulation or law applicable to the Corporation or any Subsidiary, including, without limitation, the Applicable Securities Laws, or any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Corporation;

except, in the case of clauses (ii) and (iii), for such conflicts that would not reasonably be expected to have a Material Adverse Effect;

(29)

the Corporation has the corporate power, capacity and authority to issue the Firm Shares and the Additional Shares, the Firm Shares and the Additional Shares have been duly authorized, allotted and reserved for issuance and, at the applicable Closing Time:

(a)	the Firm Shares and, if applicable, the Additional Shares, will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation; and

(b)

the Firm Shares and, if applicable, the Additional Shares, will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Corporation.

(30)

all statements made in the Canadian Final Prospectus and with the Registration Statement describing the Firm Shares and the Additional Shares and the attributes thereof are accurate in all material respects;

(31)

there is no legislation or governmental regulations in effect or, to the knowledge of the Corporation, proposed which materially and adversely affect the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, taken as a whole;

(32)

(i) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, constitutes a default under or breach of, by the Corporation, any Subsidiary, or any other person, any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which it or any of its properties may be bound; and (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Shares, the Common Shares or any other security of the Corporation has been issued or made by any Canadian Securities Commission, the SEC or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any such authority or under any Applicable Securities Laws;

(33)

except for the Underwriters as provided herein, there is no person, firm or corporation acting for the Corporation entitled to any brokerage, agency, underwriting, or finder’s fee, or other fiscal advisory or similar fee, in connection with this Agreement or any of the transactions contemplated hereunder;

(34)

the Corporation is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, will be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under the Applicable Securities Laws in connection with the Offering of the Firm Shares and, if applicable, the Additional Shares, that will not have been filed as required as at those respective dates;

(35)

the Corporation has filed all documents forming the Disclosure Record on a timely basis or has received a valid extension of such time of filing and has filed any such documents forming the Disclosure Record prior to the expiration of any such extension. As of their respective dates, the documents forming the Disclosure Record complied in all material respects with the requirements of the Applicable Securities Laws, and none of the documents forming the Disclosure Record, when filed, contained any misrepresentation which has not been corrected by the filing of a subsequent document which forms part of the Disclosure Record;

(36)

the Firm Shares and, if applicable, the Additional Shares, qualify as eligible investments as described in the Canadian Preliminary Prospectus under the heading “Eligibility for Investment” and the Corporation will not take or permit any action within its control which would cause the Firm Shares or the Additional Shares to cease to be qualified, during the period of distribution of the Firm Shares or the Additional Shares, as eligible investments to the extent so described in the Canadian Final Prospectus;

(37)

the minute books and records of each of the Corporation and the Material Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation and the Material Subsidiaries for the periods from (a) in the case of the Corporation, Cardiome International AG and Cardiome UK Limited, since the beginning of 2013, and (b) in the case of Correvio LLC, Correvio International Sarl and Correvio (UK) Ltd., November 18, 2013, to the date of examination thereof are all of the minute books and records of the Corporation and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the board of directors of the Corporation and the Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records, other than those which are not material to the Corporation or any Material Subsidiary;

(38)

the Corporation and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and the Corporation has no reason to believe that it will not be able to renew the existing insurance coverage of the Corporation and the Subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost as would not have a Material Adverse Effect;

(39)

except in compliance with Applicable Laws, (i) neither the Corporation nor any Material Subsidiary has used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (“Hazardous Substances”) in a manner that would reasonably be expected to result in a Material Adverse Effect; except in compliance with Applicable Laws; and (ii) neither the Corporation nor any Subsidiary has caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties but with respect to which the Corporation or a Subsidiary is or may reasonably be alleged to have material liability or has received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Applicable Laws, statutes, ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to or dealing with Hazardous Substances in a manner that would reasonably be expected to result in a Material Adverse Effect;

(40)

(i) there has not been and there is not currently any labour disruption, dispute or conflict which is adversely affecting or could reasonably be expected to adversely affect, in a material manner, the carrying on of the business of the Corporation or the Subsidiaries; and (ii) each employee benefit plan that is maintained, administered or contributed to by the Corporation or any of the Subsidiaries for employees or former employees of the Corporation or the Subsidiaries has been maintained, in all material respects, in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations;

(41)

the form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Corporation and the form and terms of the certificate representing the Common Shares do not and will not conflict with any Applicable Laws or the rules and by-laws of the TSX or NASDAQ;

(42)

Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A.., at its principal offices in Golden, Colorado has been duly appointed as the registrar and transfer agent for the Common Shares in the United States;

(43)

since December 31, 2014, there has been no material adverse change (actual, contemplated or threatened) in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole), and the business and material property and assets of the Corporation and the Subsidiaries conform in all material respects to the descriptions thereof contained or incorporated by reference in the Offering Documents;

(44)

the Corporation and each Subsidiary is carrying on its business in material compliance with all Applicable Laws and governmental regulations or ordinances and all services provided to customers, in whole or in part, by the Corporation or any Subsidiary are provided in material compliance with all Applicable Laws and meet industry specific standards set by all organizations which pertain to the business of the Corporation and each Subsidiary;

(45)

the Corporation and each Subsidiary has operated and is currently in material compliance with all applicable rules, regulations and policies of, as applicable, the FDA, Health Canada, the EMA or any other regulatory or governmental agency having jurisdiction over the Corporation, the Subsidiaries and their activities; the research, pre-clinical and clinical validation studies and other studies and tests conducted by or on behalf of or sponsored by the Corporation or any Subsidiary or in which the Corporation or any Subsidiary or their respective products or product candidates have participated that are described in the Offering Documents or the results of which are referred to in the Offering Documents were and, if still pending, are being conducted in all material respects in accordance with good clinical practice and medical standard-of-care procedures including in accordance with the protocols submitted to the FDA, Health Canada, EMA, European Commission’s Enterprise Directorate General or any other governmental or quasi-governmental body exercising comparable authority; the results of the foregoing described in the Offering Documents are accurate and complete in all material respects and neither the Corporation nor any of its Subsidiaries has knowledge of any other trials, studies or tests, the results of which reasonably call into question the results described or referred to in the Offering Documents; and neither the Corporation nor any Subsidiary has received any notices or other correspondence from such regulatory authorities or any other governmental agency or any other person requiring the termination, suspension or material modification of any research, pre-clinical and clinical validation studies or other studies and tests that are described in the Offering Documents or the results of which are referred to in the Offering Documents;

(46)

(i) the Corporation and each of the Subsidiaries possesses such permits, certificates, licences, approvals, registrations, qualifications, consents and other authorizations issued by the appropriate Governmental Authorities necessary to conduct the business now operated by it in all jurisdictions in which it carries on business, including without limitation those required by the FDA, Health Canada, the EMA and any foreign regulatory authorities performing functions similar to those performed by the FDA, Health Canada or EMA, that are material to the conduct of the business of the Corporation and the Subsidiaries, taken as a whole, (as such business is currently conducted) (collectively, “Governmental Licences”); (ii) the Corporation and each Subsidiary is in material compliance with the terms and conditions of all such Governmental Licences; (iii) all of such Governmental Licences are in good standing, valid and in full force and effect; (iv) neither the Corporation nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension, termination or modification of any such Governmental Licences, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification or termination of any Governmental Licenses held by others, known to the Corporation, that could lead to the revocation, suspension, modification or termination of any such Governmental Licenses if the subject of an unfavourable decision, ruling or finding, except where such revocation, suspension, modification or termination is not in respect of a material Governmental Licence or where such revocation, suspension, modification or termination would not, individually or in the aggregate, have a Material Adverse Effect; (v) neither the Corporation nor any Subsidiary is in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing; (vi) none of such Governmental Licenses contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in any material respect the operations or the business of the Corporation or any Subsidiary as now carried on or proposed to be carried on; (vii) neither the Corporation nor any Subsidiary has reason to believe that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing or revoking the same in any material respect; (viii) neither the Corporation nor any of its Subsidiaries has failed to submit to the FDA an Investigational New Drug Application, or to Health Canada a Clinical Trial Application, for a clinical trial it is conducting or sponsoring, except where such failure would not, individually or in the aggregate, have a Material Adverse Effect; (ix) all such submissions and any New Drug Application submission, or New Drug Submission, were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by the FDA or Health Canada with respect to any such submissions, except any deficiencies which could not, individually or in the aggregate, have a Material Adverse Effect;

(47)

except as disclosed in the Offering Documents, the Corporation is in compliance with any and all applicable requirements of the Sarbanes- Oxley Act of 2002 (“SOX”) that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the Closing Date, as applicable. Except as disclosed in the Offering Documents, the Corporation and the Subsidiaries maintain a system of internal accounting controls in compliance with SOX and has established disclosure controls and procedures for the Corporation and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Corporation in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Corporation’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Corporation as of the end of the period covered by the most recently filed periodic report under the U.S. Exchange Act (such date, the “Evaluation Date”). The Corporation presented in its most recently filed periodic report under the U.S. Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Except as disclosed in the Offering Documents, since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the U.S. Exchange Act) of the Corporation that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Corporation;

(48)

neither the Corporation nor, to the knowledge of the Corporation, any Subsidiary or any agent or other person acting on behalf of the Corporation or any Subsidiary, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Corporation or any Subsidiary (or made by any person acting on its behalf of which the Corporation is aware) which is in violation of law or (iv) violated in any material respect any provision of Foreign Corrupt Practices Act of 1977, as amended; and

(49)

The Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Offering Documents under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(50)

Neither the Corporation, any Subsidiary nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation is currently the target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(51)

Neither the Corporation nor any of the Subsidiaries, nor to the knowledge of the Corporation, any of the Corporation’s affiliates, has taken, nor will the Corporation, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Corporation in connection with the Offering;

(52)

The Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act;

(53)

The Canadian Preliminary Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Preliminary Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Preliminary Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein.

(54)

As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Final Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein.

(55)

The Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Final Prospectus, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Final Prospectus.

Section 8 Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Corporation to the following:

(a)	Compliance with Securities Laws. The Underwriters will comply with applicable securities laws in connection with the offer and sale and distribution of the Offered Shares.

(b)

Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time, but in any event no later than seven (7) Business Days following the date of exercise of the entire Over-Allotment Option, if exercised.

(c)	Liability on Default. No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters.

(3)

The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4)	Distribution in Canada. No Underwriter that is a non-resident for purposes of the ITA will render any services under this Agreement in Canada.

Section 9 Indemnification

(1)

The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates, and their respective directors, officers, employees and agents thereof (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Corporation without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)

(i) any information or statement, contained in any Canadian Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein;

(b)

the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Shares or the breach of any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Shares being or being alleged to be untrue, false or misleading;

(c)

any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Corporation’s securities or the distribution of the Offered Shares in any jurisdiction; or

(d)

the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the distribution of the Offered Shares, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection, but excluding any non-compliance resulting from actions of an Underwriter not in compliance with Applicable Securities Laws;

provided that none of the foregoing indemnities apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, in which case such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to the Indemnified Party in respect of such claim and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such claim. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)

If any claim contemplated by this Section 9 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 9 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this Section 9 only to the extent that the Corporation is prejudiced by such failure). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b)	the employment of such counsel has been authorized by the Corporation; or

(c)

the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel for all Indemnified Parties in any jurisdiction. In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

(3)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(4)

The Corporation shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

Section 10 Contribution

(1)

In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 9 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Section 9 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Corporation and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Corporation and the Underwriters, the relative fault of the Corporation, on the one hand, and the Underwriters, on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

(2)

The rights to contribution provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 10(1) of this Section 10 shall apply, mutatis mutandis, in respect of such other right.

(3)

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 10, except to the extent such party is materially prejudiced by the failure to receive such notice. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the number of Offered Shares to be purchased by each of the Underwriters hereunder and not joint.

Section 11 Covenants of the Corporation

(1)	The Corporation covenants and agrees with the Underwriters that:

(a)

the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, when any Dual Prospectus Receipt has been obtained and when the Registration Statement becomes effective, and will provide evidence satisfactory to the Underwriters of each such filing and a copy of each such Dual Prospectus Receipt;

(b)

between the date hereof and the date of completion of the Distribution of the Offered Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)

the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii)

the issuance by any Canadian Securities Commission, the SEC, the TSX or the NASDAQ of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)

the Corporation will (i) issue a press release announcing its results for the three and six month periods ended June 30, 2015 and (ii) file all documents required under Applicable Securities Laws (including its unaudited consolidated interim financial statements as at and for the three and six months ended June 30, 2015 and the corresponding management’s discussion and analysis and certifications) on SEDAR, and make corresponding applicable filings with the SEC via EDGAR on Form 6-K, in each case, by no later than 8:00 a.m., Eastern Time, on August 6, 2015, provided that the Corporation will use commercially reasonable efforts to do so on August 5, 2015;

(d)

the Corporation will use its best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the official notice of issuance, and the Corporation will use its best efforts to have the Offered Shares listed and admitted and authorized for trading on the NASDAQ by the Closing Time;

(e)

as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(f)	the Corporation will use the net proceeds from the Offering for the purposes described in the Offering Documents.

(2)

Prior to the completion of the Distribution of the Offered Shares, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)

Except as contemplated by this Agreement, the Corporation will not, without the prior written consent of Cormark (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may (i) issue Common Shares or securities convertible into or exchangeable for Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect on the date hereof and (ii) issue Common Shares issuable upon the conversion, exchange or exercise of convertible or exchangeable securities or the exercise of warrants or options outstanding on the date hereof. In addition, the Corporation shall not file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

Section 12 All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 13 Termination by Underwriters

(1)

Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)

there should occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in the Offering Documents), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in the Offering Documents), which in the opinion of an Underwriter, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares;

(b)

there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence or any new law or regulation or a change thereof or other occurrence of any nature whatsoever which, in the opinion of an Underwriter, acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation;

(c)

there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, the Commission, the securities regulatory authority in each of the other Qualifying Jurisdictions, the TSX, NASDAQ or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a material adverse effect on the market price or value of the Offered Shares;

(d)	the Corporation fails to issue a press release or file the required documentation as contemplated in Section 11(1)(c); or

(e)	the Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes false in any material respect.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14 Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (E.S.T.) on August 13, 2015, or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than 42 days following the date of a final receipt for the Canadian Final Prospectus (respectively, the “Closing Time” and the “Closing Date”), at the offices of Blake, Cassels & Graydon LLP. In the event that the Closing Time has not occurred on or before the date which is 42 days following the date of a final receipt for the Canadian Final Prospectus, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15 Conditions of Closing and Option Closing

(1)

The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)

a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Blake, Cassels & Graydon LLP, the Corporation’s Canadian counsel, as to matters of Canadian federal and provincial law (who may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Provinces of British Columbia, Ontario, Alberta and Québec), addressed to the Underwriters and the Underwriters’ counsel, such matters to be as set out in the attached Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)

a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Skadden, Arps, Slate, Meagher & Flom LLP, the Corporation’s U.S. counsel, addressed to the Underwriters, to the effect set forth in Schedule “C” (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriters to the effect set forth in Schedule “C”;

(c)

a letter, dated the Closing Date and the Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters, to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Final Prospectus (excluding the Documents Incorporated by Reference) and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Final Prospectus, as of its date and as of the Closing Date and the Option Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial and statistical information, included or incorporated by reference therein, as to which such counsel expresses no belief);

(d)

a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from the Corporation’s counsel, in form and substance satisfactory to the Underwriters, regarding the Material Subsidiaries, with respect to the following: (i) the incorporation and existence of each Material Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Material Subsidiary, and (iii) that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(e)

certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS or its nominee or in such other name(s) as the Lead Underwriters on behalf of the Underwriters shall have directed;

(f)

the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(g)	the Underwriting Fee paid in accordance with the eighth paragraph of this Agreement;

(h)

evidence satisfactory to the Lead Underwriters that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NASDAQ, and (B) conditionally approved for listing on the TSX, subject only to the official notice of issuance;

(i)

a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the President and Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Corporation and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(j)

at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Over-Allotment Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Firm Shares and the Additional Shares on the TSX and NASDAQ and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(k)	at the Closing Time, the Corporation’s directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule “D”;

(l)

at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Material Subsidiaries dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(m)

evidence satisfactory to the Lead Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering; and

(n)

such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriters and counsel for the Underwriters, acting reasonably.

Section 16 Over-Allotment Option

(1)

The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)

In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Blake, Cassels & Graydon LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

(3)

At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriters, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of $8.00 per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4)

Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the eighth paragraph of this letter against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17 Expenses

The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Offering Documents; (ii) the fees and expenses of the Corporation’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) all reasonable out-of-pocket expenses of the Underwriters and (v) all reasonable fees and disbursements of the Underwriters’ legal counsel to a maximum of Cdn.$300,000.00, plus applicable taxes and disbursements ((iv) and (v), collectively, the “Underwriters’ Expenses”). All reasonable fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of the Lead Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ Expenses, as described in this Section 17. The Underwriters’ Expenses payable by the Corporation hereunder together with the Underwriting Fee shall not exceed 8.99% of the gross proceeds of the Offering.

Section 18 No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19 Notices

Any notice to be given hereunder shall be in writing and may be given by facsimile or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed or delivered to:

Cardiome Pharma Corp.

1441 Creekside Drive

6th Floor

Vancouver, British Columbia V6J 4S7

Attention:	Dr. William Hunter
Fax No.:	604-677-6915

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Attention:	Joseph Garcia
Fax No.:	(604) 631-3309

and to:

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates

222 Bay Street

Suite 1750, P.O. Box 258

Toronto ON M5K 1J5

Attention:	Riccardo Leofanti
Fax No.:	(416) 777-4749

and in the case of the Underwriters, be addressed and faxed or delivered to:

Cormark Securities Inc.

Royal Bank Plaza, South Tower

Suite 2800, 200 Bay Street

Toronto, Ontario M5J 2J2

Attention:	Jeff Kennedy
Fax No.:	(416) 943-6401

and to

Canaccord Genuity Corp.

P.O. Box 516, 161 Bay Street

Suite 3000

Toronto, ON M5J 2S1

Attention:	Steven Winokur
Fax No:	(416) 869-3876

with a copy to (such copy not to constitute notice):

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:	Martin Langlois
Fax No.:	(416) 947-0866

and to

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West

Suite 3100, P.O. Box 226

Toronto, ON M5K 1J3

Attention:	Christopher J. Cummings
Fax No.:	(416) 504-0530

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20 Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9, Section 12 and Section 13, shall be taken by the Lead Underwriters on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, the Lead Underwriters.

Section 21 Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 22 Underwriters’ Obligations

(1)

Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

Cormark Securities Inc.(1)	55%
Canaccord Genuity Corp.	35%
Brean Capital, LLC	5%
Laurentian Bank Securities Inc.	5%

100.0%

(1)	Sole bookrunner

(2)

If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time or the Option Closing Time, as the case may be, (a “Defaulting Underwriter”) and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 23 Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 25 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 26 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

Remainder of page intentionally blank

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us on July 29, 2015.

Yours truly,

CORMARK SECURITIES INC.		CANACCORD GENUITY CORP.

By:	(signed) “Marwan Kubursi”	By:	(signed) “Steve Winokur”
Name:	Marwan Kubursi	Name:	Steve Winokur
Title:	Managing Director	Title:	Managing Director

BREAN CAPITAL, LLC		LAURENTIAN BANK SECURITIES INC.

By:	(signed) “Jeffrey Sacher”	By:	(signed) “Nicolas Rimbert”
Name:	Jeffrey Sacher	Name:	Nicolas Rimbert
Title:	Managing Director	Title:	Director, Investment Banking

The foregoing is in accordance with our understanding and is accepted by us.

CARDIOME PHARMA CORP.

By:	(signed) William Hunter
Name:	William Hunter
Title:	President & CEO

Schedule “A”

Material Subsidiaries

Name	Jurisdiction of Incorporation

Cardiome International AG	Switzerland

Cardiome UK Limited	United Kingdom

Correvio LLC	Delaware

Correvio International Sàrl	Switzerland

Correvio (UK) Ltd.	United Kingdom

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Schedule “B”

Matters to be Addressed in the Corporation’s Canadian Counsel Opinion

(a)

the Corporation is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Qualifying Jurisdictions;

(b)	the Corporation is a corporation amalgamated and validly existing under the Canada Business Corporations Act;

(c)

the Corporation has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d)	the Corporation has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Additional Shares; and (ii) to grant the Over-Allotment Option;

(e)	the authorized and issued capital of the Corporation;

(f)

the statements in the Registration Statement under “Part II – Information Not Required to be Delivered to Offerees or Purchasers – Indemnification” insofar as such statements summarize legal matters or documents discussed therein, are fair summaries of such legal matters or documents in all material respects.

(g)	the attributes attaching to the Offered Shares are consistent and conform with the description under “Description of the Common Shares” in the Canadian Final Prospectus;

(h)

all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(i)	the Offered Shares have been duly allotted and validly issued as fully-paid and non-assessable Common Shares in the capital of the Corporation upon full payment therefor and the issue thereof;

(j)

the form and terms of the definitive certificate representing the Common Shares have been approved by the directors of the Corporation and comply in all material respects with the Canada Business Corporations Act, the Articles and by-laws of the Corporation and the rules, policies and by-laws of the TSX;

(k)

if applicable, the delivery of the Offered Shares in electronic form does not conflict with the Canada Business Corporations Act or the Articles and by-laws of the Corporation and the rules, policies and by-laws of the TSX;

1

(l)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Supplementary Material and any Marketing Documents and the filing thereof with the Commissions;

(m)

this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(n)

the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Firm Shares and the Additional Shares, and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Articles and by-laws of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(o)

Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares of the Corporation and Computershare Trust Company, N.A. is the duly appointed co transfer agent for the Common Shares in the United States;

(p)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(q)	subject only to the Standard Listing Conditions, the Offered Shares have been conditionally listed or approved for listing on the TSX;

(r)

as to the accuracy of the statements under the headings “Eligibility For Investment”, “Certain Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Rescission” in the Canadian Final Prospectus; and

(s)

the Canadian Final Prospectus, at the time a final receipt was issued therefor, (other than the financial statements, financial schedules and other financial or statistical data included therein, as to which such counsel need express no opinion) complied as to form in all material respects with the requirements of Canadian Securities Laws.

2

Schedule “C”

Form of Opinion to be Provided by Corporation’s U.S. Counsel

1.

Although the discussion set forth in the U.S. Final Prospectus under the heading “Certain U.S. Federal Income Tax Considerations” does not purport to discuss all possible United States federal income tax considerations relevant to the ownership and disposition of the Offered Shares, such discussion constitutes, in all material respects, a fair and accurate summary of the United States federal income tax considerations relevant to the ownership and disposition of the Offered Shares.

2.

Neither the execution and delivery by the Corporation of the Underwriting Agreement nor the consummation by the Corporation of the issuance and sale of the Offered Shares contemplated thereby (i) violates any law, rule or regulation of the State of New York or the United States of America or (ii) requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America, except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

3.

The Corporation is not and, solely after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the U.S. Final Prospectus will not be an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Such counsel shall also state in a separate letter as follows:

Pursuant to Rule 467(a) under the U.S. Securities Act, the Registration Statement became effective upon the filing of Amendment No. 2 thereto with the SEC on             , 2015. To our knowledge, based solely upon our review of the SEC’s website, no stop order suspending the effectiveness of the Registration Statement has been issued. According to the SEC’s EDGAR database, the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement.

1

On the basis of the customary assumptions and qualifications set forth in the letter, (i) the Registration Statement, at the time it became effective, and the U.S. Final Prospectus, as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations thereunder (except that in each case we do not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom), (ii) the Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations thereunder applicable to such form, and (iii) no facts have come to our attention that have caused us to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of its date and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case we do not express any view as to the financial statements, schedules and other financial and statistical information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting, or the statements contained in the exhibits to the Registration Statement (other than the statements contained in the Incorporated Documents (as defined in the letter), which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the U.S. Securities Act and the MJDS (as defined in the letter))).

2

Schedule “D”

Form of Lock-Up Agreement

July ●, 2015

Cormark Securities Inc.

Canaccord Genuity Corp.

Brean Capital, LLC

Laurentian Bank Securities Inc.

Re: Cardiome Pharma Corp. - Lock-Up Agreement

The undersigned, a director or officer of Cardiome Pharma Corp. (the “Corporation”), understands that Cormark Securities Inc. (“Cormark”) and Canaccord Genuity Corp. (together with Cormark, the “Lead Underwriters”), Brean Capital, LLC (“Brean”) and Laurentian Bank Securities Inc., (together with the Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of common shares of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the “Lock-Up Agreement”) in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he, she or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Corporation, or any options or warrants to purchase any common shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership as set out in Appendix “1” attached hereto (collectively, the “Undersigned’s Securities”), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned’s Securities, the “Locked-up Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

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Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock-Up Period:

1.	with the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld;

2.

without the consent of the Lead Underwriters, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide take-over bid made to all holders of common shares of the Corporation or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction (a “reorganization”) involving the Corporation; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.

without the consent of the Lead Underwriters, where the undersigned exercises any options or warrants provided that any underlying securities issued by the Corporation on such exercise remain part of the Locked-up Securities for purposes of this Lock-Up Agreement; and

4.

without the consent of the Lead Underwriters, directly or indirectly, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s members, partners, affiliates, associates or immediate family or (ii) a trust or Registered Retirement Savings Plan, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of British Columbia in connection with any dispute or claim hereunder.

DATED this [●] day of July, 2015

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[NAME OF SHAREHOLDER]

Per:

Name:

Title:

I have authority to bind the Corporation.

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Appendix “1” to the Lock-Up Agreement

Undersigned’s Current Security Holdings Of

Cardiome Pharma Corp.

The undersigned hereby confirms that the undersigned owns, directly or indirectly, or has control or direction over the following securities of the Corporation:

Common Shares:

Options:

Warrants:

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